Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143993
PROSPECTUS SUPPLEMENT NO. 2
DATED JANUARY 9, 2008
TO PROSPECTUS DATED JULY 10, 2007
Innuity, Inc.
4,547,555 Shares of Common Stock

     This prospectus supplements the prospectus dated July 10, 2007, of Innuity, Inc., relating to the public offering and sale of securities by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement contains our quarterly report on Form 10-QSB for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007.
Investing in our common stock is highly speculative and involves a high degree of risk. Please see the following to read about factors you should consider before making a decision to purchase shares of our common stock:
•	“Risk Factors” beginning on page 5 of the prospectus; and

•	“Risk Factors” beginning on page 26 of our annual report on Form 10-KSB filed with the SEC on March 6, 2007, and in our quarterly reports on Form 10-QSB filed with the SEC since the end of fiscal 2006.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 10-QSB

☑	Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Quarterly Period Ended September 30, 2007

☐	Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 0-29129
Innuity, Inc.
Exact Name of Small Business Issuer as Specified in its Charter

Utah	87-0370820
(State or other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)
8644 154th Avenue NE
Redmond, WA 98052
(Address of Principal Executive Offices)
Issuer’s telephone number, including area code: (425) 497-9909
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑            No ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐            No ☑
State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

Class	Outstanding at November 7, 2007

Common stock
$.00025 par value	22,761,688
Transitional Small Business Disclosure Format:
Yes ☐            No ☑

Innuity, Inc.
Quarterly Report on Form 10-QSB
Quarter ended September 30, 2007

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
INNUITY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30,	December 31,
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$409,489	$307,483
Settlement deposits	567,039	467,078
Settlement receivable, net of allowance for doubtful accounts of $17,457 and $12,864, respectively	165,165	173,098
Trade accounts receivable, net of allowance for doubtful accounts of $105,083 and $115,693, respectively	972,748	1,318,773
Inventories, net of allowance for obsolete inventory of $224,170 and $226,656, respectively	506,979	486,736
Other current assets	200,317	184,891

Total Current Assets	2,821,737	2,938,059

Property and equipment, net	626,429	901,318
Intangible assets, net	918,820	1,670,582
Goodwill	1,833,220	1,833,220

Total Assets	$6,200,206	$7,343,179

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Trade accounts payable	$3,137,024	$2,587,227
Accrued salaries and wages	485,214	612,745
Merchant settlement payable	648,115	453,596
Accrued liabilities	1,102,536	1,229,872
Deferred revenues	2,863,485	2,543,397
Line of credit	50,000	699,365
Related party notes payable, current portion, net of discount of $121,940 and $2,700, respectively	656,946	658,105
Long-term debt, current portion, net of discount of $318,825 and $0 , respectively	1,826,887	1,294,529
Capital lease obligations, current portion	146,258	142,972

Total Current Liabilities	10,916,465	10,221,808

Long-Term Liabilities
Related party notes payable, net of discount of $0 and $248,357, respectively	—	330,832
Long-term debt, net of current portion	107,671	180,126
Capital lease obligations	80,644	190,024

Total Long-Term Liabilities	188,315	700,982

Total Liabilities	11,104,780	10,922,790

Commitments and Contingencies
Stockholders’ Deficit
Common stock; 200,000,000 shares authorized; par value $0.00025 per share; 22,461,688 shares and 20,741,538 shares issued and outstanding, respectively	5,615	5,185
Additional paid-in capital	34,568,259	32,897,053
Accumulated deficit	(39,478,448)	(36,481,849)

Total Stockholders’ Deficit	(4,904,574)	(3,579,611)

Total Liabilities and Stockholders’ Deficit	$6,200,206	$7,343,179

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenues
Product sales	$1,894,212	$2,111,811	$6,284,749	$6,368,229
Services	3,318,444	3,336,763	9,732,958	9,595,902

Total revenues	5,212,656	5,448,574	16,017,707	15,964,131

Operating expenses
Cost of product sales	1,262,833	1,618,566	4,651,051	4,833,039
Cost of services	1,731,322	1,808,884	5,317,881	5,366,951
General and administrative	870,540	1,463,318	3,289,012	4,930,355
Selling and marketing	1,149,340	1,172,029	3,564,934	4,061,682
Research and development	330,460	318,239	1,140,394	1,020,869
Royalty expense	—	415,749	—	1,247,246
Amortization expense	246,307	229,095	751,762	728,950

Loss from operations	(378,146)	(1,577,306)	(2,697,327)	(6,224,961)

Other income (expense)
Gain from settlement of debt	—	—	577,434	—
Other income	—	682	—	70,391
Interest expense	(547,095)	(91,706)	(876,706)	(499,574)

Total other income (expense)	(547,095)	(91,024)	(299,272)	(429,183)

Net loss before income taxes	(925,241)	(1,668,330)	(2,996,599)	(6,654,144)

Income tax benefit	—	—	—	—

Net loss	$(925,241)	$(1,668,330)	$(2,996,599)	$(6,654,144)

Basic and Diluted Loss Per Common Share	$(0.04)	$(0.08)	$(0.14)	$(0.35)

Basic and Diluted Weighted-Average Common Shares Outstanding	22,131,454	20,062,534	21,827,473	19,262,108

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Nine Months Ended September 30,	2007	2006

Cash flows from operating activities

Net loss	$(2,996,599)	$(6,654,144)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,046,747	921,821
Accretion of discount on notes payable	338,130	318,703
Non-cash share based compensation	679,544	1,063,897
Common stock issued for services	288,325	497,744
Bad debt provision	146,623	260,782
Gain from settlement of debt	(577,434)	—
Expense for prepaid royalties	—	1,247,246
Changes in assets and liabilities, net of acquisitions:
Settlement deposits	(99,961)	93,762
Trade accounts receivable	208,402	492,291
Settlement receivable	(1,067)	11,732
Inventories	(20,243)	(154,283)
Other current assets	(15,426)	(13,094)
Trade accounts payable	590,415	581,656
Merchant settlement payable	194,519	(217,293)
Accrued salaries and wages	(127,531)	142,042
Deferred revenues	320,088	58,068
Accrued liabilities	(51,576)	822,871

Total adjustments	2,919,555	6,127,945

Net cash used in operating activities	(77,044)	(526,199)

Cash flows from investing activities
Purchase of property and equipment	(20,096)	(170,975)

Net cash used in investing activities	(20,096)	(170,975)

Cash flows from financing activities
Proceeds from related party notes payable	—	345,000
Proceeds from issuance of long-term debt	1,825,000	—
Increase in line of credit	—	110,000
Payments on related party notes payable	(180,303)	(119,016)
Payments on long-term debt	(693,961)	(15,000)
Payments on capital lease obligations	(106,094)	(65,949)
Payments on line of credit	(649,365)	—
Proceeds from exercise of options and warrants	3,869	6,097

Net cash provided by financing activities	199,146	261,132

Net increase (decrease) in cash and cash equivalents	102,006	(436,042)
Cash and cash equivalents at beginning of period	307,483	696,997

Cash and cash equivalents at end of period	$409,489	$260,955

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

For the Nine Months Ended September 30,	2007	2006

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$334,213	$30,875

Noncash investing and financing activities

Discount on notes payable	303,115	332,232
Convertible debt converted to common stock	—	4,726,085
Accrued interest converted to common stock	—	198,727
Reclassification of deferrred compensation to aditional paid-in capital in accordance with SFAS No. 123R	—	1,013,308
Acquistion of property and equipment under terms of capital lease agreements	—	263,258

Conversion of long term debt to common stock	280,405	—
Conversion of accounts payable to common stock	40,618	—
Conversion of accrued interest to common stock	75,760	—
See accompanying notes to condensed consolidated financial statements.

INNUITY, INC.
AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
September 30, 2007
(Unaudited)
1.	BASIS OF PRESENTATION
     The accompanying unaudited condensed consolidated financial statements of Innuity, Inc. and its subsidiaries (the “Company”) have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring entries) considered necessary for a fair presentation have been included.
     Operating results for the three- and nine-month periods ended September 30, 2007 and 2006, are not necessarily indicative of the results that may be expected for the full fiscal year. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the United States Securities and Exchange Commission on March 6, 2007.
     The Company’s operations are located in California, Utah, and Washington. Operations are carried out through the Company’s Promotion and Commerce divisions, each of which is focused on a critical business cycle process. The applications and solutions offered by the Company’s Promotion division are designed to help small businesses market and promote their products and services, while the offerings of the Company’s Commerce division can facilitate and improve a small business’s selling processes and transaction processing capabilities.
     The Promotion division’s operations are carried out through the Company’s wholly-owned subsidiary, Vista.com, Inc. The Commerce division’s operations are carried out through its In-Store Systems business line (which includes the Company’s wholly-owned subsidiary Jadeon, Inc.) and Merchant Services business line. The Merchant Services business line does business under the names of Merchant Partners, Creditdiscovery, Acquirint and Innuity, Inc. dba Merchant Partners.
     The accompanying condensed consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern. However, the Company has incurred substantial losses and has a working capital deficit and accumulated deficit as of September 30, 2007. In addition, the report of the Company’s independent registered public accounting firm for the year ended December 31, 2006 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to obtain additional debt or equity financing. Unless the Company is able to significantly increase its revenues and cash flows from operating activities, it will be required to raise additional funds in order to continue operations. No assurance can be given that the Company will be able to obtain such financing or that the Company will be able to obtain such financing with agreeable terms.
     Certain reclassifications have been made to the prior period financial statements to conform to the current presentation.
2.	SHARE BASED PAYMENTS
     The Company accounts for stock-based awards under Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” using the modified prospective transition method, which requires measurement and recognition over the service period of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and previously presented in the pro-forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 that are expected to vest (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R)).
     The Company grants stock options to employees, non-employee directors and consultants under its Amended and Restated 1999 Stock Option Plan. Vesting requirements for awards under this plan vary by individual grant and are time-based. The majority of the options granted under the plan have a contractual life of 10 years. The fair value of each option award is estimated as of the date of grant using a Black-Scholes option pricing model. The weighted average estimated fair values of stock options granted as well as the weighted average assumptions used in calculating these values during the three and nine-month periods ended September 30, 2007 and 2006, are:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Estimated values	$0.31	$1.23	$0.38	$2.52
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected Volatility	186%	147%	187%	142%
Risk-free interest rate	4.5%	5.0%	4.5%	4.7%
Expected term (years)	5	5	5	5
     Expected volatility is based on historical volatility of the Company’s common stock. The Company uses historical data to estimate option exercises and employee termination behavior within the valuation model. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
     The following summary presents information regarding outstanding options as of September 30, 2007, and changes during the nine-month period then ended with regard to all options:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	under	Exercise	Contract	Intrinsic
	Option	Price	Term	Value

Outstanding at December 31, 2006	2,159,911	$0.83
Granted	1,897,500	$0.39
Exercised	(43,686)	$0.10
Forfeited or expired	(251,356)	$0.59
Cancelled	(15,000)	$0.50

Outstanding at September 30, 2007	3,747,369	$0.61	8.67 Years	$17,619

Exercisable at September 30, 2007	1,450,704	$0.70	7.48 Years	$15,426

     The total intrinsic value of options exercised during the three- and nine-month periods ended September 30, 2007, was $8,737. No share-based payment costs were capitalized during the three- and nine-month periods ended September 30, 2007. Total share-based payment expense for the three- and nine-month periods ended September 30, 2007 and 2006 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Cost of services	$14,837	$13,707	$22,267	$51,065
General and administrative expense	72,744	156,476	271,462	524,866
Sales and marketing expense	116,813	155,915	364,455	426,990
Research and development expense	7,622	15,862	21,360	60,976

Total share-based payment expense	$212,016	$341,960	$679,544	$1,063,897

3.	INVENTORIES
     Inventories consist of finished computer hardware and software media held for resale and are stated at the lower of cost (first-in, first-out method) or market.
4.	LONG-TERM DEBT
     In January 2007, the Company entered into stock purchase agreements with three parties affiliated with an officer and director of the Company. Pursuant to the stock purchase agreements, $280,805 of 8% related party notes payable along with $42,684 of accrued interest were exchanged for 646,979 shares of the Company’s common stock.
     In May 2007, the Company entered into a Securities Purchase Agreement with a third party whereby, the Company received a total of $2,000,000 ($1,825,000 net of fees) for two secured notes payable. The notes are due one year from the date of issuance and accrue interest at 15% per year. Interest is due monthly and 115% of the outstanding principal balance along with any accrued and unpaid interest is due at maturity. The Company is allowed to retire the notes prior to maturity by paying all accrued and unpaid interest and 102.5% to 113.75% of the unpaid principal balance depending on the date of the early pay-off.
     Proceeds from the notes were used to pay-off the Company’s bank credit-lines ($550,000), of which $450,000 was in default, and to pay-off the amount due pursuant to a settlement agreement relating to a disputed product-line purchase agreement. The total amount accrued under the disputed product-line purchase agreement was $1,100,000 and included in long-term debt. The amount paid on May 4, 2007 under the settlement agreement was $500,000 plus $22,566 of penalties and interest. A gain equal to the difference between the amount accrued under the agreement and the amount paid has been recorded on the Company’s books in May 2007. The remaining proceeds from the notes were used for working capital purposes.
     In addition to the secured notes payable, the Company issued the third party warrants to purchase 1,128,164 shares of the common stock for $0.01 per share. The warrants are for a term of three years. The Company also agreed to issue additional common stock or warrants to the holder(s) of the above notes and warrants if the Company issues any common stock or warrants to purchase common stock during the three year term of the warrants. The amount of common stock or warrants to be issued will be equal to quotient obtained by dividing the total number of shares issuable under the warrants then outstanding by the outstanding shares of the Company’s common stock just prior to the issuance of additional shares, multiplied by the number of shares of common stock to be issued.
     Long-term debt consisted of the following as of September 30, 2007, and December 31, 2006:

	September, 30	December 31,
	2007	2006

Non-interest bearing note payable to an unrelated party, interest imputed at 8%, settled with cash payment of $522,566	$—	$1,200,000

Note payabable to an unrelated party, interest at 15%, net of discount of $318,825, matures May 2008	1,731,175	—

Note payable to an unrelated party, interest imputed at 2.49%, matures October 2008, monthly payments of $8,357	203,383	274,655

Total debt	$1,934,558	$1,474,655
Less current maturities	(1,826,887)	(1,294,529)

Long-term debt	$107,671	$180,126

     Related party notes payable consisted of the following as of September 30, 2007, and December 31, 2006:

	September 30,	December 31,
	2007	2006

Notes payable to a shareholder, interest at 12%, due on demand, in default, unsecured	$200,000	$200,000

Note payable to former owner of Jadeon, interest at 5%, net of discount of $18,270 and $22,944, unsecured	215,616	391,244

Note payable to a related party, interest at 8%, Settled by issuing shares of common stock in January 2007	—	280,805

Convertible note payable to related parties, interest at 15%, matures beginning April 2008, net of discount of $103,670 and $228,112, secured	241,330	116,888

Total related party notes payable	$656,946	$988,937
Less current maturities	(656,946)	(658,105)

Long-term related party notes payable	$—	$330,832

     A demand notice was given to the Company for the $200,000 of notes payable to a shareholder listed above. Since the Company did not repay the notes when the demand notice was given, it is considered to be in default per the provisions of the note. The Company has accrued interest on these notes at the 12% default rate called for in the notes since the default occurred.

5. COMMON STOCK
     The Company’s common stock transactions during the nine months ended September 30, 2007, were as follows:
     The Company issued 646,979 shares of common stock in January 2007 for the conversion of related party debt and related accrued interest. The value of the notes converted was $280,805 along with accrued interest of $42,684. The difference between the fair value of the stock issued and the balance of the notes payable and accrued interest ($45,689) was recorded as compensation expense during the nine months ended September 30, 2007.
     The Company issued 175,000 shares of common stock in March 2007 as part of a termination of a commission agreement with a third party. As a result of this issuance, $40,618 of accounts payable was converted to common stock and the Company recorded $60,882 of compensation expense during the nine months ended September 30, 2007.
     The Company issued 66,152 shares of common stock in February 2007 to the holders of the 15% convertible notes as payment of $33,076 in accrued interest. The difference between the accrued interest and the fair value of shares issued ($4,631) was recorded as additional interest expense during the nine months ended September 30, 2007.
     In June 2007 the Company issued 90,000 shares of common stock to Robert K. Bench, who served as the Company’s Chief Financial Officer until June 18, 2007, and 50,000 shares of common stock to John R. Dennis, a Director and President of the Company. The shares issued to Mr. Bench and to Mr. Dennis were in lieu of cash compensation for services rendered and were valued at $0.30 per share and the Company recognized $42,000 of compensation expense during the nine months ended September 30, 2007.
     The Company issued a total of 150,000 shares of common stock in June 2007 to two third parties for consulting services. These shares were valued at $0.30 per share and the Company recognized $45,000 of expense during the nine months ended September 30, 2007.
     The Company issued a total of 500,000 shares of common stock in August 2007 to a third party for consulting services. These shares were valued at $0.18 per share and the Company recognized $90,000 of expense during the nine months ended September 30, 2007.
6. LOSS PER SHARE
     Loss per share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from shares of common stock issuable through stock options, warrants and other convertible instruments, if dilutive. Shares issuable upon conversion of debt and interest, and shares issuable upon the exercise of options and warrants totaling 5,664,222 have not been included in the calculation of diluted weighted average common shares outstanding for the three and nine months ended September 30, 2007, because the effect would be anti-dilutive. Shares issuable upon the conversion of debt and interest, and shares issuable upon the exercise of options and warrants to purchase 2,415,107 shares of common stock have not been included in the calculation of diluted weighted average common shares outstanding for the three and nine months ended September 30, 2006, because the effect would be anti-dilutive.
7. SEGMENT INFORMATION
     Information related to the Company’s reportable operating business segments is shown below. The Company’s reportable segments are reported in a manner consistent with the way management evaluates the businesses.

     Promotion division – Through the Promotion division, the Company connects businesses with customers most likely to buy their particular products or services. Applications include search engine optimization, pay-per-click campaign management, local search business profiles, link recruitment, conversion rate enhancement, search engine submission, affiliate marketing, web analytics tools and management, domain name registration, business and eCommerce websites and custom design services.
     Commerce division – Through the Commerce division, the Company processes, manages, and supports commercial transactions between small businesses, their online and offline customers, vendors and business partners. Applications include POS hardware, software and related services, merchant lifecycle management and merchant accounts and payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment, and business cash advances.
     One of the primary metrics used to evaluate the business segments is Adjusted EBITDA (net income or loss before interest expense, income taxes, depreciation, amortization and share-based payments). Therefore, certain items including most share-based payments and interest expense on corporate-level debt have not been allocated to operating segments. In addition, operating expenses that management has determined to be attributable to the costs of being a public company and not directly related to segment operations have not been allocated to operating segments. These expenses include professional services for external reporting, corporate development and company-wide financing, as well as wages, benefits and other operating expenses of corporate-level executives.
     The following presents certain segment information as of and for the three months ended September 30, 2007:

	For the Three Months Ended September 30, 2007
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$567,462	$4,645,194	$—	$5,212,656
Depreciation and amortization	118,270	225,962	—	344,232
Interest expense	20,681	14,157	512,257	547,095
Segment income (loss)	(47,099)	355,872	(1,234,014)	(925,241)
Segment assets	798,068	5,364,005	38,134	6,200,206
     The following presents certain segment information as of and for the nine months ended September 30, 2007:

	For The Nine Months Ended September 30, 2007
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$1,746,699	$14,271,008	$—	$16,017,707
Depreciation and amortization	367,653	679,094	—	1,046,747
Interest expense	23,627	20,916	832,163	876,706
Segment income (loss)	(10,099)	218,355	(3,204,855)	(2,996,599)
Segment assets	798,068	5,364,005	38,134	6,200,206
     The following presents certain segment information as of and for the three months ended September 30, 2006:

	For the Three Months Ended September 30, 2006
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$880,731	$4,567,843	$—	$5,448,574
Depreciation and amortization	68,757	237,506	—	306,263
Interest expense	—	2,323	89,383	91,706
Segment loss	(745,760)	(375,317)	(547,253)	(1,668,330)
Segment assets	1,106,984	5,897,528	45,352	7,049,864

     The following presents certain segment information as of and for the nine months ended September 30, 2006:

	For The Nine Months Ended September 30, 2006
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$2,641,969	$13,322,162	$—	$15,964,131
Depreciation and amortization	267,100	654,721	—	921,821
Interest expense	—	2,323	497,251	499,574
Segment loss	(1,601,595)	(1,554,109)	(3,498,440)	(6,654,144)
Segment assets	1,106,984	5,897,528	45,352	7,049,864
     Assets of the Company that are not included in segment assets consist of corporate level prepaid expenses. A reconciliation of segment income (loss) to the Company’s consolidated loss for the three and nine-month periods ended September 30, 2007 and 2006 are as follows.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2007	2006	2007	2006

Segment income (loss)	$308,773	$(1,121,077)	$208,256	$(3,155,704)

Unallocated items:
Interest expense	(512,258)	(89,383)	(832,162)	(497,251)
Share-based payments	(302,139)	(108,344)	(967,869)	(1,303,881)
Professional services	(207,305)	(238,086)	(595,927)	(1,043,578)
Executive and administrative expenses	(212,314)	(112,122)	(808,897)	(724,122)
Other income	—	682	—	70,392

Consolidated net loss	$(925,243)	$(1,668,330)	$(2,996,599)	$(6,654,144)

     During the three and nine months ended September 30, 2007, all of the Company’s revenues and assets were in the United States of America and Canada. During the three and nine months ended September 30, 2007, revenue from one customer represented 14% of total revenue. This same customer also represented approximately 28% of our outstanding trade accounts receivable as of September 30, 2007.
8. INTEREST EXPENSE PAYABLE TO RELATED PARTY
     For approximately a five year period through May 2007, a significant portion of the outstanding debt of the Company was secured by personal guarantees of the Company’s Chairman and Chief Executive Officer, John Wall. These personal guarantees restricted the use of certain assets of Mr. Wall during the time period for which the debt secured by his personal guarantees was outstanding. In August 2007, the Company’s Board of Directors approved the payment of $250,000 of interest expense to Mr. Wall for the use of his personal guarantees. The accrual of this interest is included in interest expense during the three and nine months ended September 30, 2007. As of September 30, 2007, $165,000 was still outstanding.
9. SUSEQUENT EVENT
On November 2, 2007, the Company issued a total of 300,000 shares of common stock to its outside directors (100,000 shares to each outside director) for compensation for services rendered as members of the Board of Directors.
On November 7, 2007, the Company sold a domain name and a trademark to a third party for $1,250,000.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
          The statements contained in this quarterly report on Form 10-QSB that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements involve various risks and uncertainties. Forward-looking statements contained in this report include statements regarding our plans to develop and deliver products and services, market opportunities and acceptance, expectations, goals, revenues, financial performance, strategies, mission and intentions for the future. Such forward-looking statements are included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations and encompass our beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” and “likely” also identify forward-looking statements. All forward-looking statements included in this report are made as of the date hereof, based on information available to us as of such date, and we assume no obligation – and specifically disclaim any obligation — to update any forward-looking statement. It is important to note that such statements may not prove to be accurate and that our actual results and future events will vary, and may vary materially, from those anticipated in such statements. Among the factors that could cause actual results to differ materially from our expectations are those described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations -Risk Factors,” and those found elsewhere in this report. All subsequent written and oral forward-looking statements attributable to Innuity or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in this report. Unless otherwise indicated “we,” “us,” “our,”, “Innuity” and “the Company” refer to Innuity, Inc. and its subsidiaries.
     Overview
     The following management’s discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with our audited financial statements and accompanying notes to those financial statements that appear in our annual report on Form 10-KSB for the year ended December 31, 2006. Our MD&A includes the following sections:
•	Our Business – a general description of our business and the industry in which we operate.

•	Critical Accounting Policies – a discussion of accounting policies that require critical judgments and estimates.

•	Operations Review – an analysis of our consolidated results of operations.

•	Liquidity and Capital Resources – an analysis of our cash flows, sources and uses of cash.

•	Off-Balance Sheet Arrangements – a discussion of any off-balance sheet arrangements that may have a future effect on our operations and financial condition.

•	Risk Factors – a description of certain risks and uncertainties that could cause our actual results to differ materially from our historical results or our current expectations or projections.
     Our Business
     We are a Software as a service, or SaaS, company that designs, acquires and integrates applications to deliver solutions for small business. Our Internet technology is based on an affordable, on-demand model that allows small businesses to interact simply with customers, business partners and vendors and to manage their businesses efficiently. Using our on-demand applications, small businesses can grow their revenues, reach and serve customers and run everyday operations.
     We deliver our Internet technology applications and solutions through our Innuity Internet technology platform. Employing proprietary technology and integration processes, our technology platform provides small businesses the opportunity to choose applications that are right for their businesses—individually or as an integrated suite—with minimal initial start-up costs and maintenance. With our use-based pricing, small businesses pay a monthly subscription fee for our applications they choose to use.
     Our business currently has two operating divisions, Promotion and Commerce, each of which is focused on a critical business process. The applications and solutions offered by our Promotion division help small businesses market and promote their products and services, while the offerings of our Commerce division are designed to facilitate and improve a small business’s selling processes and transaction processing capabilities.
     Critical Accounting Policies
     Our discussion and analysis of financial condition and results of operations are based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements requires subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. As discussed in Item 6, “Management’s Discussion and Analysis or Plan of Operation” section of our annual report on Form 10-KSB for the fiscal year ended December 31, 2006, we believe our most critical accounting policies and estimates relate to revenue recognition, credit risk, long-lived assets, goodwill and stock-based compensation. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties, and as a result, actual results could differ materially from these estimates. Management discussed with the audit committee of our Board of Directors the development, selection and disclosure of our critical accounting policies and estimates and the application of these policies and estimates.
     Operations Review
     The following discussion presents certain changes in our revenue and expenses that have occurred during the three and nine months ended September 30, 2007, as compared to the same periods in 2006.
     Analysis of Condensed Consolidated Statements of Operations

	Three months ended September 30,			Nine months ended September 30,
			%			%
	2007	2006	Change	2007	2006	Change

Revenues
Product sales	$1,894,212	$2,111,811	-10%	$6,284,749	$6,368,229	-1%
Services	3,318,444	3,336,763	-1%	9,732,958	9,595,902	1%

Total revenues	5,212,656	5,448,574	-4%	16,017,707	15,964,131	0%

Operating expenses
Cost of product sales	1,262,833	1,618,566	-22%	4,651,051	4,833,039	-4%
Cost of services	1,731,322	1,808,884	-4%	5,317,881	5,366,951	-1%
General and administrative	870,540	1,463,318	-41%	3,289,012	4,930,355	-33%
Selling and marketing	1,149,340	1,172,029	-2%	3,564,934	4,061,682	-12%
Research and development	330,460	318,239	4%	1,140,394	1,020,869	12%
Royalty expense	—	415,749	-100%	—	1,247,246	-100%
Amortization expense	246,307	229,095	8%	751,762	728,950	3%

Loss from operations	(378,146)	(1,577,306)	-76%	(2,697,327)	(6,224,961)	-57%

Other income (expense)
Gain from settlement of debt	—	—	*	577,434	—	*
Other income	—	682	*	—	70,391	*
Interest expense	(547,095)	(91,706)	497%	(876,706)	(499,574)	75%

Total other income (expense)	(547,095)	(91,024)	501%	(299,272)	(429,183)	-30%

Net Loss	$(925,241)	$(1,668,330)	-45%	$(2,996,599)	$(6,654,144)	-55%

*	Calculation is not meaningful
Note — Refer to the above Analysis of Consolidated Statements of Operations while reading the operations review discussion below:

Revenues
     Revenues decreased by $236,000 for the three months ended September 30, 2007, compared to the same period in 2006. The net decrease was due to a $313,000 decrease in revenue generated by our Promotion division, offset by a $77,000 increase in revenue generated by our Commerce division. The higher revenue in our Commerce division includes a $248,000 increase in our Merchant Services business line revenue offset by a $171,000 decrease in our In-Store Systems business line revenue. The decrease in revenue from our Promotion division was due mainly to a planned migration away from enterprise customer search engine optimization services that were acquired in June 2005 (10x Marketing LLC) and toward small business search engine marketing offerings that were launched in March 2007 under our LeadConnect product offering, and a continued decline in revenue from the attrition in the customer base we purchased from CitySearch.com in August 2003. The increase in our Merchant Services business line revenue is primarily the result of a source code license sale ($290,000) from our Credit Discovery product. The decrease in our In-Store business line revenue was due, in part to non-reoccurring revenue from a large contract recognized during the three months ended September 30, 2006 that was not replaced during the three months ended September 30, 2007.
     Revenues increased by $54,000 for the nine months ended September 30, 2007, when compared to the same period in 2006. This increase represents a $949,000 increase in our Commerce division revenue, offset by a $895,000 decrease in our Promotion division revenue. The increase in our Commerce division revenue was mainly attributable to an increase in our In-Store business line revenue from the continued roll-out of our chain partners’ implementation of our technology and the growth of new customers during the first half of 2007. The decrease in our Promotion division revenue was mainly due to the planned migration away from enterprise customer search engine optimization services toward small business search engine marketing offerings and the continued decline in revenue from the attrition in the customer base we purchased from CitySearch.com in August 2003.
     While we have experienced a decline in revenue from the migration away from enterprise customer search engine optimization services, we do not anticipate that this migration will cause significant declines in future revenue as the revenue from our search engine optimization services to small business continues to ramp. Total revenue from our Promotion division remained constant at $567,000 for the three months ended September 30, 2007, when compared to $561,000 for the three months ended June 30, 2007.
Expenses
Cost of product sales. We incurred $1,263,000 in costs of product sales for the three months ended September 30, 2007, compared to $1,619,000 for the same period in 2006. Our margins for product revenue increased to 33% during the three months ended September 30, 2007, compared to 23% for the same period in 2006. We incurred $4,651,000 in costs of product sales for the nine months ended September 30, 2007, compared to $4,833,000 during the same period in 2006. Our margins for product revenue increased to 26% during the nine months ended September 30, 2007, compared to 24% for the same period in 2006. The increase in margin of product sales was due mainly to the sale of a source code license of our Credit Discovery product line during the three months ended September 30, 2007 which had no significant associated variable cost of sales.
     Cost of services. Our cost of services decreased $78,000 during the three months ended September 30, 2007, compared to the same period in 2006. This decrease in costs was due primarily to the consolidation of resources and reduction in head count in the search engine optimization service offerings within our Promotion division. The margin for our service revenue increased to 48% during the three months ended September 30, 2007 compared to 46% of revenue for the same period in 2006. The increase in margin was due to a change in the mix of our service offerings with the introduction of new higher margin offerings.
     Our cost of services decreased by $49,000 during the nine months ended September 30, 2007 when compared to the same period in 2006. This increase was due primarily to the consolidation of resources and the reduction in head count in the search engine optimization service offerings within our Promotion division. The margin for our service revenue increased slightly to 45% during the nine months ended September 30, 2007 when compared to 44% for the same period in 2006.
     General and administrative. Our general and administrative expenses decreased $593,000 during the three months ended September 30, 2007, compared to the same period in 2006. General and administrative costs were

17% of revenues during the three months ended September 30, 2007 compared to 27% of revenues for the same period in 2006. We reversed previously accrued penalties (we reversed $37,000 of $67,000 accrued during the three months ended September 30, 2006, and $200,000 of penalties that were accrued in December of 2006) during the three months ended September 30, 2007. The $200,000 of penalties accrued in December of 2006, were associated with registration rights granted in connection with securities we issued. We registered the resale of these securities with the United States Securities and Exchange Commission in July of 2007. As a result, we reversed all accrued and unpaid penalties associated with the registration rights attached to these securities. Our share-based payment costs allocated to general and administrative expenses decreased by $83,000 during the three months ended September 30, 2007, compared to the same period in 2006. We also implemented other cost reduction initiatives during March 2007, including a reduction in headcount. The total employees allocated to general and administrative expenses decreased to 19 employees as of September 30, 2007, compared to 25 employees as of September 30, 2006.
     Our general and administrative expenses decreased $1,641,000 for the nine months ended September 30, 2007 compared to the same period in 2006. General and administrative costs were 21% of revenues during the nine months ended September 30, 2007 and 31% of revenue during the nine months ended September 30, 2006. This decrease was primarily due to the $237,000 reversal of accrued penalties discussed above; non-recurring costs of an abandoned acquisition ($598,000) in 2006; a $253,000 decrease in share-based payment expense; a $367,000 reduction in professional services associated with business development and financing activities; and a reduction in staff.
     Selling and marketing. Our selling and marketing expenses decreased $23,000 for the three months ended September 30, 2007, compared to the same period in 2006. Selling and marketing expenses remained constant at 22% of revenues during the three months ended September 30, 2007, and the three months ended September 30, 2006. Our selling and marketing expenses decreased by $497,000 during the nine months ended September 30, 2007, compared to the same period in 2006. This decrease was due mainly to a decrease in labor costs from reduced headcount as well as a reduction in outside services. These outside services in 2006 included costs incurred to re-brand and launch the Innuity website and the development of the foundation for our go-to-market public relations campaign.
     Research and development. Our research and development expense remained constant at $330,000 for the three months ended September 30, 2007, compared to $318,000 for the same period in 2006. As a percentage of revenue, research and development costs were 6% for the three months ended September 30, 2007 and the three months ended September 30, 2006.
     Our research and development expense increased by $120,000 for the nine months ended September 30, 2007 compared to the same period in 2006. The increase in research and development expenses was due primarily to an increase in labor costs for the development of new service offerings including the further development of products we acquired through the Creditdiscovery and Acquirint acquisitions in the fourth quarter of 2006. We expect that our research and development costs will continue to increase both in dollar amount and as a percentage of revenue as we introduce new products into the market. As a percentage of revenue, research and development expenses were 7% of revenue for the nine months ended September 30, 2007 and 6% of revenue for the nine months ended September 30, 2006.
     Royalty. On January 1, 2005, we recorded a prepaid royalty due to the buyout of an agent agreement relating to our acquisition of Merchant Partners. The prepaid royalty was amortized over 21 months and was fully amortized in 2006.
     Amortization. Our amortization expense remained almost constant at $246,000 for the three months ended September 30, 2007, compared to $229,000 for the same period in 2006. Amortization expense was $752,000 for the nine months ended September 30, 2007 and $729,000 for the nine months ended September 30, 2006.
     Gain on settlement of debt. During May 2007, we paid off the amount due pursuant to a settlement agreement relating to a disputed product-line purchase agreement. The total amount accrued under the disputed product-line purchase agreement was $1,100,000 and included in long-term debt. The amount paid under the settlement agreement was $500,000 plus $22,566 of penalties and interest. We recorded a gain for the difference between the amount we accrued under the agreement and the amount we paid.

     Interest. Our interest expense increased $455,000 for the three months ended September 30, 2007, compared to the same period in 2006. Interest expense increased $377,000 for the nine months ended September 30, 2007, compared to the same period in 2006. The increase in interest was due, in part to $250,000 of interest payable to John Wall, our Chairman and Chief Executive Officer for the use of his assets to personally guarantee our bank credit line, our merchant processing accounts and amounts due under our product line purchase agreement with CitySearch.com. These guarantees were in effect over a time period of approximately five years ending in May 2007. The interest payable to Mr. Wall was approved by our Board of Directors in August 2007. Other significant increases relate to interest on $2,000,000 of 15% notes payable that we issued in May 2007 and the amortization of debt discount on these notes. We are amortizing he debt discount on these notes ($478,000) into interest expense over 12 months.
     The pay-off amount for these notes increased to 102.5% of the principal balance in June 2007. Therefore we increased the carrying amount of these notes by 2.5% ($50,000) in June 2007 and charged the increase to interest expense.
     Liquidity and Capital Resources
     Since inception, we have funded our operations primarily through borrowings and the issuance of equity securities. In 2006, we received approximately $3.5 million from the sale of 8% convertible notes, and converted other debt totaling $1.1 million into the new 8% convertible notes. In 2006, we received $345,000 from the sale of 15% convertible notes and in May 2007, we received $2,000,000 ($1,825,000 net of fees) from the issuance of 15% secured promissory notes and warrants to purchase common stock.
     Due to our recurring losses, negative cash flows, working capital deficit and accumulated deficit, the report of our independent registered public accounting firm for the year ended December 31, 2006, expressed substantial doubt about our ability to continue as a going concern. As of September 30, 2007, we had current assets of $2,822,000 and current liabilities of $10,916,000, resulting in a working capital deficit of ($8,094,000). Our ability to continue as a going concern is dependent, in the near term, on our ability to obtain additional debt or equity financing, and, in the long term, on our ability to develop and maintain profitable operations. As of September 30, 2007, we also had $200,000 of debt due to a stockholder that was in default. Unless we are able to significantly increase our revenues and cash flows from operating activities, we will be required to raise additional funds through the issuance of debt or equity securities or other sources of financing.
     The 15% secured promissory notes we issued in May 2007 are due in May of 2008 and mature at 115% of the outstanding principal balance. We are also obligated to pay monthly interest at an annual interest rate of 15%. With the proceeds of the notes we paid off our credit lines with banks totaling $550,000, of which $450,000 which was past due and in default, and paid off the amount due under a settlement agreement relating to a disputed product-line purchase agreement. The remaining funds from the notes were used for working capital purposes.
     On November 7, 2007, we sold a domain name and trademark to a third party for $1,250,000.
     We used $77,000 of cash from operating activities during the nine months ended September 30, 2007, and used $526,000 of cash in our operating activities during the same period in 2006. While we had net losses of $2,997,000 and $6,654,000, respectively, during the nine months ended September 30, 2007, and 2006, significant charges included in these losses were non-cash items such as depreciation and amortization, share-based payments, expensing of prepaid royalties, accretion of debt discount, provisions for bad debts and gain on the settlement of debt. These non-cash items totaled $1,922,000 during the nine months ended September 30, 2007, and $4,310,000 during the nine months ended September 30, 2006. Changes in our operating assets and liabilities further offset our cash losses from operations by $998,000 during the nine months ended September 30, 2007 and by $1,818,000 during the nine months ended September 30, 2006. The $998,000 increase in cash from changes in operating assets and liabilities during the nine months ended September 30, 2007 was due in part to increased collection of our accounts receivable, extended vendor payment cycles and growth in our deferred revenue from an increased number of customers prepaying for service contracts. It is unlikely that we will be able to generate significant cash from changes in our operating assets and liabilities in the future unless we are able to significantly grow our business.
     We purchased property and equipment of $20,000 and $171,000, during the nine months ended September 30, 2007, and 2006, respectively. We paid $649,000 on our credit lines during the nine months ended September 30, 2007 and had net borrowings against our credit lines of $110,000 during the nine months ended September 30, 2006. We had principal payments on various debt instruments and capital leases of $980,000 and $200,000 during the nine month periods ending September 30, 2007 and 2006, respectively. During the nine months ended September 30, 2007 we received $1,825,000, net of debt issuance costs, from the issuance of notes payable and during the nine months ended September 30, 2007 and 2006, we received $4,000 and $6,000, respectively, from the exercise of stock options and warrants.
     As a result of the issuance of the secured promissory notes, the increase in the collections of our accounts receivable and the anticipated renewal and prepayment of customer service contracts, we believe we have sufficient funds to continue operations at current levels through at least March, 2008. We do not have a sufficient credit line or other borrowing facilities to fund operations or the payment of the secured promissory notes that are due in May, 2008. To continue our current level of operations beyond these dates, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing.
     Off-Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
     Risk Factors
     There are a number of factors that may affect our operating results, including the risks and uncertainties identified in the following paragraphs. In addition to other information set forth in this report, readers should review and carefully consider the following factors.
     We have incurred losses since our inception, and we may not achieve or maintain profitability.
     We have not been profitable in any fiscal period since our inception, and may not be profitable in future periods. At September 30, 2007, we had an accumulated deficit of approximately $39 million. We expect that our expenses relating to sales and marketing, technology development, general and administrative functions, as well as operating and maintaining our technology infrastructure, will increase in the future. We will need to increase our revenues to be able to achieve and then maintain profitability in the future. We may not be able in a timely manner to reduce our expenses in response to any decrease or shortfall in our revenues, and our failure to do so would adversely affect our operating results and our efforts to achieve or maintain profitability. We cannot predict when, or if, we will become profitable in the future. Even if we achieve profitability, we may not be able to sustain it.
     If we fail to obtain additional funding to support our operations and capital expenditures, we may be required to reduce the scope of our business.
     As of September 30, 2007, we had a working capital deficit of approximately $8.1 million. Due to our recurring losses, negative cash flows, working capital deficit, and accumulated deficit, the report of our independent registered public accounting firm dated March 2, 2007, expressed substantial doubt about our ability to continue as a going concern. We will need additional funds to continue our operations, expand our staffing, develop new Internet technology solutions, pursue business opportunities (such as licensing or acquisition of complementary technologies or businesses), react to unforeseen difficulties and respond to competitive pressures. We cannot assure you that any financing will be available in amounts or on terms acceptable to us, or at all. Furthermore, the sale of additional equity or convertible debt securities may result in additional dilution to our existing shareholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate implementation of material parts of our business strategy, potentially including the development or acquisition of additional Internet technology solutions and capabilities.

     The loss of key customers could negatively affect our revenues and profitability.
     One customer represented 14% of our total revenue during the three months ended September 30, 2007. This customer represented 11% of our total revenue during the year ended December 31, 2006. While we believe our relationships with our major customers are good, we do not generally have long-term contracts with them. Because of competitive changes and the fact that the types of solutions we offer may be available from a number of other providers there is the possibility that any customer could alter the amount of business it does with us, possibly very rapidly and with little advance warning or ability on our part to react. The loss of key customers would likely have a negative impact on our revenues and profitability.
     We may not be able to meet our obligations under our substantial indebtedness, some of which is past due and in default.
     In May 2007, we received $2,000,000 ($1,825,000 net of fees) for the issuance of 15% secured notes payable to a third party. Proceeds from the notes were used to retire debt that was in default and for working capital purposes. These notes mature in May 2008, and require the payment of monthly interest at an annual rate of 15% along with a payment of 115% of the principal balance at maturity. We will likely need to obtain additional debt or equity financing to fund the repayment of the notes at or before maturity.
     In addition, we have issued promissory notes to related parties totaling $779,000 (before debt discount). These notes include $345,000 of 15% notes due from April to July 2007, a note payable for $234,000 that has minimum quarterly payment obligations of $45,000, and $200,000 of demand notes for which the demand for payment has been made. We also have a note payable to an unrelated party totaling $203,000 that calls for monthly payments of $8,000.
     Our ability to meet our debt service obligations will depend on our future performance, which will be subject to a variety of business and other factors affecting our operations, many of which are beyond our control. If we are unable to significantly improve our cash flow from operations, we will need to obtain additional financing through the issuance of debt or equity securities to meet our obligations under outstanding debt. The degree to which we are leveraged and remain leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. If we are unable to pay these obligations, or any other indebtedness that may come due or that may accelerate as a result our default under any of these debt obligations, our business could be materially harmed.
     Our limited operating history makes evaluation of our business difficult.
     We commenced conduct of our current business in August 1999. We increased our revenues largely through acquisitions of other operating companies, most notably Merchant Partners in January 2004, and Jadeon and 10x Marketing in June of 2005. Neither 10x Marketing or Merchant Partners has an operating history longer than five years, and our businesses have been operated together for only a short period of time. As a result, there are limited historical financial data upon which to base planned operating expenses or to forecast accurately our future operating results. Our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history.
     We face intense and growing competition from larger, more established companies, as well as new entrants into our market, and we may not be able to compete effectively, which could reduce demand for our services.
     The market for Internet technology applications and solutions and related products is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services and products they offer. Due to relatively low barriers to entry in our industry and the significant market opportunity the small business market represents, we expect the intensity of competition to increase in the future from established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formation of alliances among industry participants. Most of our existing competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, distribution and other resources than we do. Many of our competitors have more management and employees with more extensive experience, and a better ability to service customers in multiple locations. There is no assurance that we will be more successful than new entrants or existing competitors, whether or not they have greater resources than we do.
     Our future revenues may be uncertain because of reliance on third parties for marketing and distribution.
     We rely on outside sales partners to distribute our Internet technology applications and solutions, and this distribution channel has been a key source of revenue. We intend to continue to market and distribute our current and future Internet technology applications and solutions through existing and other sales relationships. There are no minimum purchase obligations applicable to any existing distributor or other sales and marketing partners, and we do not expect to have any guarantees of continuing orders. Failure by our existing and future sales and marketing partners to generate significant revenues, or our failure to establish additional distribution or sales and marketing alliances, or changes in the industry that render third party distribution networks less desirable or obsolete, could have a material adverse effect on our business, operating results and financial condition. In addition, distributors and other sales and marketing partners may become our competitors with respect to the services and products they distribute, either by developing competitive service offerings themselves or by distributing competitive service offerings. For example, resellers of our transaction processing and payment services are permitted to, and generally do, market and sell competing services. Competition from existing and future distributors or other sales and marketing partners could significantly harm sales of our Internet technology solutions.
     If we are unable to sell additional services to our existing customers, or if our renewal rates decline for any reason, our revenues may decrease and our business will be harmed.
     Typically our Internet technology applications and solutions are sold pursuant to month-to-month subscription agreements, and our customers can generally cancel their subscriptions at any time with little or no penalty. Our strategy to increase revenues and improve our profitability is partly dependent on our ability to increase revenues from existing customers by selling additional services to those customers. We are currently experiencing an annual turnover rate of approximately 20% in our customer base. Our ability to sell additional services to our existing customers, and our subscription renewal rates, may be impaired or decline due to a variety of factors, including the impact of the overall U.S. economic environment on small businesses, the services and prices offered by us and our competitors, and the degree of use of the Internet by small businesses. If we are unable to sell additional services to our existing customers, or if our renewal rates decline for any reason, our revenues may decrease and our business will be harmed.
     If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.
     Effective internal control over financial reporting is necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. Our independent registered public accounting firm will need to attest to our evaluation annually, and issue their own opinion on our internal control over financial reporting beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2008. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal control over financial reporting to provide the basis for our report. The process of strengthening our internal control over financial reporting and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal control over financial reporting that we will need will become more complex, and significantly more resources will be required to ensure our internal control over financial reporting remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal control over financial reporting, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’

confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.
     Our business will be harmed if we are unable to develop or offer additional Internet technology applications and solutions in a timely and cost-effective manner.
     A key element of our strategy is to combine a variety of functionalities in our Internet technology solutions offerings to provide small business customers with comprehensive solutions to their promotion and commerce needs. We currently provide some of these services through non-exclusive arrangements with third parties, and may in the future find it necessary or desirable to enter into additional arrangements for the provision, licensing or acquisition of additional services from other third parties. We believe that small businesses will eventually desire or demand certain Internet technology solutions, such as customer relationship management and back-office accounting and management applications, which we do not currently provide. Demand for additional Internet technology solutions that we do not currently have available may also develop in the future. Our ability to obtain or develop and provide these services at a low cost will be critical to the success of our business. We believe we are currently lacking some key components in our service offerings that are or will be important to many of our customers. If we are unable to develop, license, acquire, or otherwise offer through arrangements with third parties, the additional services that our customers desire, or if any of our existing or future relationships with such third parties were to be terminated, or if the economic terms of our arrangements with third parties were changed, we could lose our ability to provide key Internet technology solutions at a cost-effective price to our customers, which could cause our revenues to decline or our costs to increase.
     Expansion in the sales of our Internet technology applications and solutions will depend on the continued acceptance of the Internet as a communications and commerce platform for small businesses.
     The use of the Internet as a business tool could be adversely affected by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool have been harmed in the past by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform or small businesses do not continue to become Internet-enabled and maintain an online presence, the demand for our services and solutions would be significantly reduced. In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. For the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business. Providing Internet technology applications and solutions for the promotion and management of small businesses is a new and emerging market; if this market fails to develop, we will not be able to grow our business or become successful.
     Our success depends on a significant number of small businesses making the decision to adopt and use online promotion and commerce applications and services such as search engine optimization, pay-per-click campaign advertising, local search business profiles, affiliate marketing management, search engine submission, web analytics, domain name registration and business and e-commerce websites. Currently, many small businesses do not have an Internet presence or market online, and it is uncertain whether a significant demand for creating an Internet presence and marketing online among small businesses will develop in the future. The market for our Internet technology applications and solutions is relatively new and untested. Our future revenues and profits, if any, will be substantially dependent upon the widespread acceptance, growth, and use of the Internet and other online business promotion and management tools by small businesses. Custom website development has been the predominant method of Internet enablement to date, and small businesses may be slow to adopt our Internet technology solutions. Further, if small businesses determine that having an Internet presence does not benefit their businesses, they would be less likely to purchase other Internet-based business promotion and management services. If the market for our Internet technology applications and solutions fails to grow, or grows more slowly than we currently anticipate, or if our technology solutions fail to achieve widespread customer acceptance, our business would be seriously harmed.

     We may find that it is difficult to identify, or license or acquire additional Internet technology solutions on favorable terms, or to integrate future technology or business acquisitions, which could limit our growth, disrupt our business and adversely affect our operating results.
     We have in the past expanded our service offerings by means of acquisitions of other businesses, and we may find it necessary or desirable to license or acquire additional technologies or businesses in the future to expand our offerings of Internet technology solutions. We completed our acquisition of the business of Merchant Partners in January of 2004, the acquisitions of Jadeon and 10x Marketing in June of 2005, and the acquisitions of Creditdiscovery and Acquirtint in December 2006. These acquisitions provided us with key elements of our current offerings, including the capability to process credit card and ACH transactions, POS system installation and service capabilities and Internet marketing services. Additional acquisitions may become necessary for us to expand our offerings in response to evolving customer demand or competitive factors, or to acquire additional customer base. Although we intend to carefully evaluate possible licensing and acquisition opportunities in the future, we may not be able to license or acquire any of such technologies or businesses at favorable prices, or at all. If we are unable to obtain needed licenses or acquisitions, we may not be able grow our business or maintain our competitiveness.
     The task of integrating technologies or businesses that we license or acquire into our operations could also add significant complexity and risk to our business, and additional burdens to the substantial tasks already performed by our management team. For example, we could find it necessary to integrate different corporate cultures, disparate technologies and multiple direct and indirect sales channels. The key personnel associated with any acquired technologies or businesses may also decide not to continue to work for us. These integration efforts may not succeed, or may distract our management from our existing business operations. Our failure to successfully manage and integrate any future technology or business acquisitions could seriously harm our business.
     If we are unable to expand or appropriately enhance or modify our Internet technology solutions offerings quickly and efficiently, our business and operating results will be adversely affected.
     The Internet and online promotion and commerce industries are characterized by rapid technological change, changing market conditions and customer demands. As a result, our Internet technology applications and solutions could become obsolete quickly. The introduction of competing services employing new technologies and the evolution or emergence of new industry standards could render our existing services obsolete and unmarketable. To be successful, our Internet technology applications and solutions must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. The development of systems and other proprietary technologies entails significant technical and business risk. We may encounter unexpected problems in connection with the development of our technologies, including cost overruns, bugs or software incompatibilities. Our existing technologies or those that we develop may not adequately address our customer’s business needs, or may not address those needs as well as our competitors’ service offerings. To remain competitive and successfully address the evolving needs of our small business customers, a significant portion of our resources will need to be expended to:
•	identify and anticipate emerging technological and market trends affecting the small business segment in which we do business;

•	enhance our current services offerings so as to increase their functionality, features and cost-effectiveness;

•	develop, license or acquire new applications or services that meet emerging customer needs;

•	modify our services offerings in response to changing business practices and technical requirements of our customers, as well as new regulatory requirements;

•	integrate our current and future services offerings with third-party systems and services;

•	continue to integrate sales and services from all of our business lines; and

•	create and maintain interfaces to changing customer and third party systems and services.

     We must achieve these goals in a timely and cost-effective manner and successfully market our new and enhanced services offerings to our small business customers or our business and operating results will be adversely affected.
     If we are unable to maintain our existing private label distribution arrangements or if we are unable to enter into additional private label distribution arrangements, our future revenues could be significantly reduced and our expenses would increase.
     As a key element of our business strategy, we plan to continue entering into agreements with large companies under which they will market our Internet technology applications and solutions to their small business customers under their own branding. We believe these indirect distribution relationships will be critical to our business because they would enable us to penetrate the small business sector with a smaller expenditure of our own resources than if we were relying solely on building our own direct sales force. Our target small business market is very fragmented and difficult to reach, and we have therefore chosen to rely on the business relationships that these large companies already have with large numbers of small businesses to reach our target market. We have not devoted significant resources to developing any other distribution channels, and we cannot offer any assurance to you that these distribution relationships will be successful. We do not have any long-term contracts with any of our existing customer-acquisition partners, nor do we anticipate entering into long-term contracts with any of these partners, which are generally not restricted from working with our competitors. Accordingly, our success will depend upon the willingness of these organizations to continue their distribution arrangements with us. If any of our private label distribution arrangements are terminated or otherwise fail, or if we are unable to enter into additional private label distribution arrangements, our revenues would likely decline significantly and we could be required to devote substantial additional resources to the development of alternative internal resources or external channels for the direct sale and marketing of our Internet technology solutions.
     Our failure to build brand awareness quickly could compromise our ability to compete and grow our business. As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our strategy of relying significantly on arrangements with third-party customer-acquisition partners to find new customers may impede our ability to build brand awareness, as many of our customers may be under the impression that our Internet technology applications and solutions are actually owned and offered by our distribution partners with whom we have private relationships. If we do not build brand awareness quickly, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than our brands.
     Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, causing us to lose business and increase our costs.
     We depend on the efficient and uninterrupted operation of our computer network systems, software, data center and telecommunications network, as well as the systems of third parties. Our systems and operations of those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses, or changes within their networks. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•	loss of revenues;

•	loss of customers;

•	loss of customers’ credit card data;

•	harm to our business or reputation;

•	exposure to fraud losses or other liabilities;

•	negative publicity;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

     Changes to credit card association rules or practices could adversely impact our business.
     Our credit card payment gateway does not directly access the Visa and MasterCard credit card associations because we are not a member of those associations. As a result, we must rely on banks and their service providers to process our payment transactions. We must comply with the operating rules of the credit card associations. The associations’ member banks set and interpret these rules. Some of those member banks compete with us. Visa, MasterCard, American Express or Discover could adopt new operating rules or interpretations of existing rules which we might find difficult or even impossible to comply with, resulting in our inability to provide customers the option of using credit cards to fund their payments. If we are unable to provide a gateway for credit card transactions, our business would be materially and adversely affected.
     Our reliance on suppliers and vendors could adversely affect our ability to provide our services and products to our small business customers on a timely and cost-efficient basis, which could reduce our revenues.
     We rely to a substantial extent on third parties to provide our equipment, software, data, systems and services. In some circumstances, we rely on a single supplier or limited group of suppliers. For example, our merchant gateway service requires the assistance of third-party payment processors. If any of these processors cease to allow us to access their processing platforms, our ability to process credit card payments would be severely impacted. In addition, we depend on our Originating Depository Financial Institution (ODFI) partner to process ACH transactions, and our ability to process these transactions would be severely impacted if we were to lose our ODFI partner for any reason. We rely on distribution partners and local search engines to publish our LeadConnect service offering. Should they no longer distribute or publish this information, our ability to provide this service would be severely impaired. Also, a significant amount of business from our In-Store business line is the result of a reseller agreement from a large equipment and software supplier for point-of-sales systems. A termination of this reseller agreement would have a significant adverse impact on the revenue from this business line.
     In addition, our margins were affected in 2006 by pricing pressure from a significant vendor used in our In Store business line. Our margins and profitability could be further impacted if prices from significant vendors increase and we are not able to pass the additional costs on to our customers.
     We have faced, and may in the future face, significant chargeback liability if our small business customers refuse or cannot reimburse chargebacks resolved in favor of their customers, and we may also face potential liability for merchant or customer fraud; we may not accurately forecast or protect ourselves against these liabilities.
     We have potential liability for chargebacks associated with the credit card or ACH transactions we process. If a billing dispute between one of our small business customers and a cardholder is not ultimately resolved in favor of the cardholder, the disputed transaction is “charged back” to our small business customers bank and credited to the account of the cardholder. If we or our sponsoring banks are unable to collect the chargeback from our small business customer or if our small business customer refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the cardholder’s bank for the chargeback, we must bear the loss for the amount of the refund paid to the cardholder’s bank. We also have potential liability for losses caused by fraudulent credit card transactions. Card fraud occurs when a cardholder doing business with one of our small business customers uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the cardholder, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the small business customers that we serve are small businesses that transact a substantial percentage of their sales over the Internet or in response to telephone or mail orders. Because sales of this type are card-not-present transactions, these merchants are more vulnerable to credit card fraud than larger merchants. Because we target small businesses, we experience chargebacks arising from cardholder fraud more frequently than providers of payment processing services that service larger merchants. Merchant fraud occurs when a merchant, rather than a cardholder, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Anytime a merchant is unable to satisfy a chargeback, we are responsible for that chargeback. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback liability.
     Chargebacks for ACH transactions work in much the same way as credit card chargebacks. The chargebacks are the result of a dispute arising between one of our small business customers and the consumer. Consumers have up to six months to do a chargeback against a merchant from an ACH transaction. If our small business customer refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the consumer, we must bear the loss for the amount of the refund to the consumer’s bank account.
     On occasion, we experience increases in interchange costs; if we cannot pass these increases along to our small business customers, our profit margins will be reduced.
     We pay interchange fees or assessments to bank card associations for each transaction we process using their credit and debit cards. From time to time, the bank card associations increase the interchange fees that they charge processors and the sponsoring banks. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their Visa and MasterCard sponsorship fees to us, all of which are based upon the dollar amount of the payment transactions we process. If we are unable to pass these fee increases along to our small business customers through corresponding increases in our processing fees, our profit margins will be reduced. Even if we are able to pass such fee increases along to our small business customers, we could be placed at a competitive disadvantage or lose customers as a result.
     Our ability to effectively improve a website’s positioning in search rankings depends on our ability to determine and search engine algorithms; a significant change in the way these algorithms function could negatively affect our business.
     Search engines base their rankings on constantly evolving algorithms, and they frequently modify the specific criteria they use to determine a website’s ranking for a particular keyword and regularly reevaluate the websites and their rankings. Although we have never claimed detailed knowledge of how these algorithms work or how often they change, we are able to determine effective approximations by closely scrutinizing the existing algorithms and analyzing the changes we observe. In the event that a significant change to the way these algorithms functions does occur, we may experience a loss of productivity. It could take us more time than usual to determine the changes, and it is possible that our technical team may not be able to determine and adjust to them at all. Our inability to effectively evaluate the search engine algorithms would negatively affect our ability to provide successful results to our clients. Potential challenges would ensue if any or all of the following occurred:
•	search engines stop providing critical data used by our internally developed tools;

•	search engine algorithms arbitrarily prevent new sites from obtaining rankings;

•	search engine algorithms weigh new factors that are more difficult for us to influence;

•	search engines implementation of new algorithms; or

•	search engines switch to an entirely fee-based system, eliminating natural rankings as currently used.
     Margins on pay-per-click advertising may become too low to be profitable.
     One of the main revenue sources within the business of search engine marketing is pay-per-click advertising. To participate in a pay-per-click campaign, our clients bid for specific placement on search engine results lists. The minimum amount that must be paid for these paid placements is determined entirely by search engine companies. If the cost of this pay-per-click advertising for our customers becomes prohibitively expensive relative to the revenues that our customers generate from such advertising, then we may lose customers or may not be able to attract new customers and our business would be materially and adversely affected.

     Hackers or ‘black-hat’ search engine optimization companies may negatively impact the public’s perception of the search engine optimization industry, which could impair our ability to maintain our current customers and attract new customers.
     The search engine optimization industry is mostly comprised of companies, such as our company, that provide services that are based on facts and objectively verifiable results. However, there are certain companies (so-called black-hatters) that engage in unethical business practices, such as keyword stuffing, cloaking, sneaky redirects and hidden text, which reflect poorly on the industry as a whole. These practices are disfavored by search engine companies and could result in a company being blacklisted by one or more search engines. These black-hatter companies may target our current and potential customers with often unrealistic and sensational performance promises. These unethical business practices may negatively affect the public’s perception of the search engine optimization industry as a whole, which could negatively impact our ability to maintain our existing customers and attract new customers.
     We have grown quickly and if we fail to manage our growth, our business could suffer.
     We have rapidly expanded our operations and anticipate that further significant expansion, including possible additional acquisitions of businesses, will be required in order to successfully pursue our business strategy. Our employee base increased from 24 full-time employees as of January 1, 2004 to 149 full-time employees as of September 30, 2007. Such expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We anticipate that we will need to hire additional employees to expand our customer base and to continue to develop and enhance our Internet technology solutions offerings. To manage the growth of our operations and personnel, we will need to enhance our operational, financial, and management systems and procedures. This will require additional personnel and capital investments, which will increase our costs. The growth in personnel costs may make it more difficult for us to reduce our expenses in the short term to offset any shortfall in our revenues. If we are unable to manage our growth effectively or if we are unable to successfully integrate any businesses or technologies that we may acquire, our business would be adversely affected.
     The loss of any members of our senior management could harm our current and future operations and prospects.
     We believe that our future success will be dependent upon the continuing service of our executive officers and senior management team, especially: John Wall, our Chief Executive Officer; John Dennis, our President; Linden Barney, our Chief Financial Officer; Marvin Mall, our Chief Operating Officer, Stephen Ferrante, the President of our In-Store Services business line, Douglas Merryman, President of our Merchant Services business line, and James Crisera, President of our Promotion division. We do not have long-term employment agreements with any of the members of our senior management team nor do we carry key-man insurance. Each of these individuals may voluntarily terminate his or her employment with us at any time upon short notice. Following any termination of employment, each of these individuals would only be subject to a twelve-month period of non-competition under our standard confidentiality agreement. As of September 30, 2007, our executive officers together controlled approximately 36% of the combined voting power of our issued and outstanding capital stock. The loss of the services of any member of our senior management for any reason, or any conflict among our senior management, could harm our current, and our future, operations and prospects.
     We face significant competition for a limited supply of qualified software engineers, consultants and sales and marketing personnel.
     Our business depends on the services of skilled software engineers who can develop, maintain and enhance our service offerings, consultants who can undertake complex customer projects, and sales and marketing personnel. In general, only highly qualified, highly educated personnel have the training and skills necessary to perform these tasks successfully. To maintain the competitiveness of our Internet technology solutions and to meet our small business customers’ requirements, we need to attract, motivate and retain a significant number of software engineers, consultants and sales and marketing personnel. Qualified personnel such as these are in short supply and we face significant competition for these employees, from not only our competitors but also customers and other enterprises. Other employers may offer software engineers, consultants and sales and marketing personnel significantly greater compensation and benefits or more attractive career paths than we are able to offer. Any failure by us to hire, train and retain a sufficient number of qualified personnel would seriously damage our business.
     We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.
     Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology. If we are unable to protect our intellectual property, our competitors could use it to market services similar to those that we offer, which could decrease demand for our Internet technology applications and solutions. We may be unable to prevent third parties from using our proprietary assets without our authorization. We do not currently rely on patents to protect our core intellectual property, and we do not currently have any pending applications for patents in any jurisdictions inside or outside of the United States. To protect, control access to, and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third-party developers, and customers. We also rely on copyright, trademark, and trade secret protection. However, these measures afford only limited protection and may be inadequate. Enforcing our rights to our technology could be costly, time-consuming and distracting. Additionally, others may develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.
     State and local governments may in the future be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the attractiveness of the Internet to our customers and potential customers, and could reduce demand for our Internet technology applications and solutions.
     In November 2004, the federal government passed legislation placing a three-year ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. Subsequently, the federal government extended the ban until November 2011. An increase in taxes may make electronic commerce transactions less attractive for small businesses, which could result in a decrease in the level of demand for our Internet technology applications and solutions.
     We may become a party to intellectual property infringement claims, which could harm our business.
     Because of the industry in which we operate, we may become a party to a pending lawsuit captioned Net MoneyIN, Inc. v. VeriSign, Inc., et al., U.S. District Court, District of Arizona, Case No. CIV 01-441 TUC RCC, which was brought by a company that claims to hold patents related to payment processing over computer networks. The plaintiff alleges that numerous commercially available payment processing services infringe its patents. We are currently not a party to the suit. The litigation is currently in the fact discovery phase, and no trial date has been set. If we are joined in this litigation, we may be required to enter into a royalty agreement or licensing agreement with Net MoneyIN, Inc., which may have the effect of increasing our transaction costs or lowering our margins on our payment processing services.
     From time to time, we have had and may be forced to respond to or prosecute other intellectual property infringement claims to protect our rights or defend a customer’s rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause delays in offering new services, all of which could seriously harm our business and operating results. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to make, use, sell or otherwise practice our intellectual property, whether or not patented or described in pending patent applications, or to further develop or commercialize our services in the U.S. and abroad and could result in the award of substantial damages against us. We may be required to enter into royalty or licensing agreements with third parties claiming infringement by us of their intellectual property in order to settle these claims. These royalty or licensing agreements, if available, may not have terms that are acceptable to us. In addition, if we are forced to enter into a license agreement with terms that are unfavorable to us, our operating results would be materially harmed. We may also be required to indemnify our customers for losses they may incur under indemnification agreements if we are found to have violated the intellectual property rights of others.

     Our Internet technology applications and solutions involve the storage and transmission of our small business customers’ proprietary information, as well as the personal information of their customers. Our business could be harmed if there is a breach of privacy.
     If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.
     Because some of our activities involve the storage and transmission of confidential personal or proprietary information, such as credit card numbers and social security numbers, and because we are a link in the chain of e-commerce, security breaches, service interruptions and fraud schemes could damage our reputation and expose us to a risk of loss or litigation and possible monetary damages. Although we employ data encryption processes, an intrusion detection system, firewall hardware and other internal control procedures to protect the security of our customers’ data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of third-party action, employee error or otherwise, and as a result our customers’ data becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Cyber-terrorists may attempt to interrupt our payment gateway services in attempts to extort payments from us or disrupt commerce. Our payment gateway services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards or bank accounts, identity theft or merchant fraud. We expect that technically sophisticated criminals will continue to attempt to circumvent our anti-fraud systems. If such fraud schemes become widespread or otherwise cause our small business customers to lose confidence in our Internet technology solutions in particular, or in Internet systems generally, our business could suffer. In addition, the large volume of payments that we handle for our small business customers makes us vulnerable to third party or employee fraud or other internal security breaches. Further, we may be required to expend significant capital and other resources to protect against security breaches and fraud, and to address any problems they may cause.
     Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming for us to resolve and may harm our business and reputation, and we could be subject to liability as a result of service interruptions by cyber-terrorists or fraudulent or illegal use of our services.
     A disaster could interrupt the delivery of our services and solutions for an indeterminate length of time and severely damage our business. Our systems and operations are vulnerable to damage or interruption from: fire; floods; network failure; hardware failure; software failure; power loss; telecommunications; failures; break-ins; terrorism, war or sabotage; computer viruses; denial of service attacks; penetration of our network by unauthorized computer users and “hackers” and other similar events; natural disaster; and other unanticipated problems. We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers.
     Our payment system may also be susceptible to potentially illegal or improper uses. These uses may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. Despite having taken measures to detect and lessen the risk of this kind of conduct, we cannot ensure that these measures will succeed. In addition, regulations under the USA Patriot Act of 2001 may require us to revise the procedures we use to comply with the various anti-money laundering and financial services laws. Our business could suffer if customers use our system for illegal or improper purposes or if our regulatory compliance costs increase significantly.
     We have expended, and we may be required to continue to expend, significant capital resources to protect against security breaches, service interruptions and fraud schemes. Our security measures may not prevent security breaches, service interruptions and fraud schemes and the failure to do so may disrupt our business, damage our reputation and expose us to risk of loss or litigation and possible monetary damages.
     We rely heavily on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer service, or increased expenditures.
     The software and workflow processes that underlie our ability to deliver our Internet technology applications and solutions have been developed primarily by our own employees and employees of companies we have acquired. The reliability and continuous availability of these internal systems are critical to our business, and any interruptions that result in our inability to timely deliver our Internet technology applications and solutions, or that materially impact the efficiency or cost with which we provide these technology applications and solutions, would harm our reputation, profitability, and ability to conduct business. In addition, many of the software systems we currently use will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures, and tools to operate our infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenues.
     A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our customers and distribution partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers. We may experience periodic systems interruptions, which could give rise to liability for losses or damages experienced by our customers, or damage to our reputation as a reliable online services provider. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or to timely expand and upgrade our systems and infrastructure to accommodate such increases.
     Our business may be harmed if we experience errors in our software.
     The software that we develop and license to our customers is extremely complex and contains hundreds of thousands of lines of computer code. Complex software systems such as ours are susceptible to errors. Our software design, development and testing processes are not always adequate to detect errors in our software prior to its release or commercial use. As a result, we have from time to time discovered, and we may likely in the future discover, errors in software that has been placed into commercial use for our customers. Because of the complexity of our systems and the large volume of transactions we process on a daily basis, we sometimes have not detected software errors until after they have affected a significant number of transactions. Such errors can harm our business in several ways, including the following:
•	we may suffer a loss of revenues if, due to software errors, we are temporarily unable to provide Internet technology applications and solutions to our customers;

•	we may not be paid for the applications and services provided to a customer that contain or result in errors, or we may be liable for losses or damages sustained by a customer or its subscribers as a result of such errors;

•	we may incur additional expenses to correct errors in our software, or to fund product development projects that we may undertake to minimize the occurrence of such errors in the future;

•	we may damage our relationships with customers or suffer a loss of reputation within our industry;

•	we may become subject to litigation or regulatory scrutiny; and

•	our customers may terminate or fail to renew their agreements with us or reduce the services they purchase from us.

     If economic or other factors negatively affect the small business sector, our customers may become unwilling or unable to purchase our Internet technology applications and solutions and related products, which could cause our revenues to decline and impair our ability to operate profitably.
     Our existing and target customers are small businesses. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, and they may choose to spend their limited resources on items other than our Internet technology applications and solutions and related products. If small businesses experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presences, or to add additional capabilities for promoting or managing their businesses, which would negatively affect the overall demand for our services and could cause our revenues to decline.
     If we are unable to respond to the rapid technological changes that are characteristic of our industry, our Internet technology applications and solutions may not be competitive.
     The market for our Internet technology applications and solutions is characterized by rapid changes in business models and technological features and capabilities, and we will need to constantly adapt to changing markets and technologies to provide competitive services. We believe that our future success will depend, in part, upon our ability to develop and continually adapt our services offerings to suit the needs of our target small business market. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our services obsolete or uncompetitive.
     We and our small business customers must comply with complex and changing laws and regulations.
     Government regulation influences our activities and the activities of our small business customers, as well as our customers’ expectations and needs in relation to our services. Businesses that handle consumers’ funds, such as our transaction processing and payment services, are subject to numerous regulations, including those related to banking, credit cards, electronic transactions and communication, escrow, fair credit reporting, privacy of financial records and others. State money transmitter regulations and federal anti-money laundering and money services business regulations can also apply under some circumstances. The application of many of these laws with regard to electronic commerce is currently unclear. If applied to us, any of the foregoing rules and regulations could require us to change the way we do business in a way that increases costs or makes our business more complex. In addition, violation of some statutes may result in severe penalties or restrictions on our ability to engage in online commerce, which could have a material adverse effect on our business. Consumer protection laws in the areas of privacy, credit and financial transactions have also been evolving rapidly at the state, federal and international levels. As the electronic transmission, processing and storage of financial information regarding consumers continues to grow and develop, it is likely that more stringent consumer protection laws may impose additional burdens on companies like ours involved in such transactions.
     Government regulation of the Internet may adversely affect our business and operating results.
     Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state levels are enacting and considering various laws and regulations relating to the Internet. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business could be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet. The application of these statutes and others to the Internet search and commerce industry is not entirely settled. Further, several existing and proposed federal laws could have an impact on our business:
•	the Digital Millennium Copyright Act and its related safe harbors, are intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others;

•	the Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children, and impose additional restrictions on the ability of online services to collect user information from minors;

•	the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances; and

•	the CAN-SPAM Act of 2003 and certain state laws are intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.
     With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Many of the services of the Internet are automated and companies, such as ours, may be unknowing conduits for illegal or prohibited materials. It is not known how courts will rule in many circumstances; for example, it is possible that some courts could find strict liability or impose “know your customer” standards of conduct in certain circumstances.
     We may also be subject to costs and liabilities with respect to privacy issues. Several companies that conduct business via the Internet have incurred costs and paid penalties for violating their privacy policies. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy. Additionally, foreign governments may pass laws which could negatively impact our business and/or may prosecute us for our services based upon existing laws. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business.
     We may be subject to lawsuits for information displayed on our small business customers’ websites, which may affect our business.
     Laws relating to the liability of providers of online services for activities of their customers and for their customers’ advertising content is currently unsettled. Because our Internet technology applications and solutions allow customers to transmit information over the Internet on their own websites, and because we develop and host many of these websites, we may be found to be liable for any improper information that our customers transmit. Although we retain discretion to cancel the applications and services being provided to customers if we learn such content is being transmitted, there can be no guarantee that our customers will refrain from such transmission or that we will not be deemed responsible for the content being transmitted or hosted using our Internet technology solutions or infrastructure. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information that is published on the websites of our small business customers or the information that is published across our distribution network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not be able to successfully avoid civil or criminal liability for unlawful activities carried out by small business customers. Our potential liability for unlawful activities of our customers or for the content of our customers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to expend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.
     Our stock price may be volatile, and you may lose some or all of your investment.
     The trading prices of the stock of companies in the Internet industry, as well as shares of companies listed on the OTCBB, have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include, among other things:
•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, or significant agreements, by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in estimates of our operating results, or changes in recommendations by any securities analysts that may follow us;

•	sales of our common stock, particularly sales by officers, directors and significant shareholders; or

•	conditions in our industry, the industries of our customers and the economy as a whole.
     Shares of our common stock may continue to be subject to price volatility and illiquidity because our shares may continue to be thinly traded and may never become eligible for trading on Nasdaq or a national securities exchange.
     Although a trading market for our common stock exists, the trading volume has historically been insignificant, and an active trading market for our common stock may never develop. There currently is no analyst coverage of our business. We do not have very many shares of common stock outstanding and the amount of shares in our public “float” will continue to be limited due to the applicability of resale restrictions under applicable securities laws on shares issued to the former shareholders of Vista.com and the fact that significant portions of our outstanding shares are held by our officers, directors or major shareholders. As a result of the thin trading market for our common stock, and the lack of analyst coverage, the market price for our shares may continue to fluctuate significantly, and will likely be more volatile than the stock market as a whole. There may be a limited demand for shares of our common stock due to the reluctance or inability of certain investors to buy stocks quoted for trading on the OTC Bulletin Board (OTCBB), lack of analyst coverage of our common stock, and a negative perception by investors of stocks traded on the OTCBB; as a result, even if prices appear favorable, there may not be sufficient demand in order to complete a shareholder’s sell order. Without an active public trading market or broader public ownership, shares of our common stock are likely to be less liquid than the stock of most public companies, and any of our shareholders who attempt to sell their shares in any significant volumes may not be able to do so at all, or without depressing the publicly quoted bid prices for their shares.
     In addition, while we may at some point be able to meet the requirements necessary for our common stock to be listed on one of the Nasdaq stock markets or on a national securities exchange, we cannot assure you that we will ever achieve a listing of our common stock on Nasdaq or on a national securities exchange. Initial listing on one of the Nasdaq markets or one of the national securities exchanges is subject to a variety of requirements, including minimum trading price and minimum public “float” requirements, and could also be affected by the general skepticism of such markets concerning companies that are the result of mergers with inactive publicly-held companies. There are also continuing eligibility requirements for companies listed on public trading markets. If we are unable to satisfy the initial or continuing eligibility requirements of any such market, then our stock may not be listed or could be delisted. This could result in a lower trading price for our common stock and may limit your ability to sell your shares, any of which could result in you losing some or all of your investments.
     Future sales of shares of our common stock may decrease the price for such shares.
     The one-year holding period requirement under Rule 144 expired on November 9, 2006, with respect to the shares of our common stock issued to former shareholders of Vista.com, Inc. Therefore a large number of shares of our common stock are eligible for resale on the open market, many without any restrictions as to size or frequency of such sales. Actual sales, or the prospect of sales by our shareholders, may have a negative effect on the market price of the shares of our common stock. We may also register certain shares of our common stock that are subject to outstanding warrants, convertible promissory notes and stock options, or reserved for issuance under our stock option plans. Once such shares are registered, they can be freely sold in the public market upon exercise of the options. If any of our shareholders either individually or in the aggregate cause a large number of securities to be sold in the public market, or if the market perceives that these holders intend to sell a large number of securities, such sales or anticipated sales could result in a substantial reduction in the trading price of shares of our common stock and could also impede our ability to raise future capital.

     Our stock may be subject to regulation as a “penny stock”, which could severely limit the liquidity of your securities.
     Our common stock may be subject to regulation as a “penny stock,” which generally includes stocks traded on the OTCBB that have a market price of less than $5.00 per share. If shares of our common stock continue to trade for less than $5.00 per share, they would be subject to Rule 15g-9 under the Exchange Act which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations, providing disclosure explaining the nature and risks of the penny stock market, receiving a purchaser’s written consent prior to any transaction and waiting two days before effecting the transaction. Such requirements could severely limit the liquidity of your securities.
     Item 3. Controls and Procedures
          Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is identified under Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.
          The Company’s principal executive officer and principal financial officer have determined that there have been no changes in the Company’s internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.
     PART II. OTHER INFORMATION
     Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
     In August 2007, we issued 500,000 shares of our common stock to a third party for consulting services. We relied on an exemption from registration pursuant to Section 4(2) and Regulation D of the Securities Act.
On November 2, 2007, we issued 300,000 shares of our common stock to our outside directors (100,000 shares each to Harold Kawaguchi, Greg Stevenson and Keith Cannon). These shares were issued for compensation for services rendered as members of our Board of Directors. We relied on an exemption from registration pursuant to Section 4(2) of Regulation D of the Securities Act.

Item 6. Exhibits

Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	Filing Date

10.1	Innuity, Inc. Amended and Restated 1999 Stock Option Plan	X

10.2	Domain Name and Trademark Purchase Agreement, by and among innuity, Inc., Vista.com, Inc., and VistaPrint Technologies Limited, dated November, 7, 2007.		8-K	10.1	11/13/2007

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

     SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNUITY, INC. (Registrant)
By:	/s/ JOHN R. WALL
John R. Wall
Chief Executive Officer, Treasurer and Secretary (Principal executive officer)

By:	/s/ LINDEN N BARNEY
Linden N Barney
Chief Financial Officer (Principal financial and accounting officer)

     Dated November 14, 2007